SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 4, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 2.02 Results of Operations and Financial Condition.

On May 4, 2005, FiberMark announced its fourth-quarter and year-end 2004 results. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The Exhibit associated with this item attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated May 4, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: May 4, 2005   By: /s/ John E. Hanley

    John E. Hanley

    Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release dated May 4, 2005

Exhibit 99.1

<u>FOR IMMEDIATE RELEASE</u>   Contact: Janice C. Warren

                                                        Director of Investor Relations and
                                                        Corporate Communications
                                                        802 257 5981

FIBERMARK REPORTS 2004 FOURTH-QUARTER AND YEAR-END RESULTS

BRATTLEBORO, VERMONT, May 4, 2005—FiberMark, Inc., (OTCBB: FMKIQ) today issued its financial results for the fourth quarter and year ended December 31, 2004. For full-year 2004, the company reported a net loss of $25.6 million, or $3.62 per share, versus a loss of $119.2 million, or $16.87 per share, in 2003. The smaller net loss reflects an improvement in operating income to $20.4 million from an operating loss of $76.8 million in 2003 attributable to improved sales; lower interest expense as $25.7 million of post-petition interest was stayed by the company's chapter 11 filing; the lack of asset impairment charges in 2004 versus $93.6 million of such charges in 2003, including $92.3 million in goodwill impairment; and, partially offsetting these amounts, chapter 11-related reorganization expenses in 2004 of $25.1 million.

Sales in 2004 totaled $438.1 million versus $399.3 million in 2003, an increase of $38.8 million or 9.7%. Sales from the company's German operations were $210.3 million in 2004 compared with $185.1 million in 2003, an increase of $25.2 million or 13.6%. Excluding the effects of a stronger euro, which accounted for $22.1 million of the increase, sales from German operations increased by $3.1 million or 1.7%. Sales from German operations grew despite continued weak economic conditions, reflecting gains in automotive filter media, nonwoven wallcovering and tape-base materials, which offset declines in other markets. North American operations sales were $227.8 million in 2004 compared with $214.2 million in 2003, an increase of $13.6 million or 6.3%. These sales gains reflected general economic improvement, as well as new product and business development that resulted in share gains in the company's graphic design and packaging businesses.

For the 2004 fourth quarter, the company reported a net loss of $4.7 million, or $0.66 per share, versus a loss of $2.3 million, or $0.33 per share, in 2003. Reorganization expense, which was not present in 2003, accounted for $4.6 million of the net loss in the fourth quarter of 2004, while interest expense was $8.4 million lower for the reason indicated above. Fourth-quarter 2003 results included a $1.4 million non-cash asset impairment charge, as well as a one-time foreign exchange transaction gain of $4.0 million, which were not factors in the fourth quarter of 2004. Higher pulp, energy and other raw material costs were only partially offset by selling price increases, while higher volume largely filled this shortfall. Sales in the fourth quarter of 2004 were $106.9 million versus $95.2 million in 2003, an increase of $11.7 million or 12.3%. Sales from German operations were $54.2 million in 2004 compared with $45.1 million in 2003, an increase of $9.1 million or 20.2%. Net of foreign currency translation effects of $7.4 million, German operations sales grew by 3.8%. Sales from North American operations were $52.7 million compared with $50.1 million, an increase of $2.6 million or 5.2%.

As of December 31, 2004, FiberMark's pro forma unused borrowing capacity under its existing credit facilities was $45.2 million.

"Fourth-quarter sales were stronger than in 2003, aided by strengthening markets and market development successes through our North American operations, continued strength in key German operations markets and exchange rate benefits," said Alex Kwader, chairman and chief executive officer. "Technical specialties and office products continue to contend with modest market erosion, while our publishing and packaging businesses generated gains. Publishing in particular rebounded due to industry improvement and favorable comparisons versus a weak 2004 quarter."

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K/A as filed with the SEC on May 4, 2005, which is accessible on the company's Web site at www.fibermark.com.

(tables follow)

FiberMark, Inc.
Condensed Consolidated Statements of Operations
Three Months Ended December 31, 2004 and 2003

(In thousands, except per share amounts)

Unaudited

	2004	2003
Net sales	$ 106,883	$ 95,243
Cost of sales	97,483	81,585
Gross profit	9,400	13,658
Selling, general and administrative expenses	9,511	11,076
Restructuring and facility closure expense (reversal)	(149)	(800)
Gain on disposal of assets	(207)	-
Asset impairment charges	-	1,386
Income (loss) from operations	245	1,996
Foreign exchange transaction (gain) loss	196	(3,793)
Other expense, net	315	1,274
Interest expense, net (excluding post-petition contractual interest of $8,524 in 2004)	612	8,950
Reorganization expense	4,631	-
Loss before income taxes	(5,509)	(4,435)
Income tax benefit	(829)	(2,111)
Net loss	$ (4,680)	$ (2,324)
Basic loss per share	$ (0.66)	$ (0.33)
Diluted loss per share	$ (0.66)	$ (0.33)
Weighted average basic shares outstanding	7,066	7,066
Weighted average diluted shares outstanding	7,066	7,066

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FiberMark, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2004 and 2003

(In thousands, except per share amounts)

	2004	2003
Net sales	$ 438,070	$ 399,309
Cost of sales	374,746	337,682
Gross profit	63,324	61,627
Selling, general and administrative expenses	43,977	43,947
Restructuring and facility closure expense (reversal)	(358)	882
Gain on disposal of assets	(689)	-
Asset impairment charges	-	93,647
Income (loss) from operations	20,394	(76,849)
Foreign exchange transaction gain	(286)	(3,109)
Other expense, net	1,473	2,109
Interest expense, net (excluding post-petition contractual interest of $25,666 in 2004)	10,771	35,146
Reorganization expense	25,050	-
Loss before income taxes	(16,614)	(110,995)
Income tax expense	8,983	8,185
Net loss	$ (25,597)	$ (119,180)
Basic loss per share	$ (3.62)	$ (16.87)
Diluted loss per share	$ (3.62)	$ (16.87)
Weighted average basic shares outstanding	7,066	7,066
Weighted average diluted shares outstanding	7,066	7,066

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FiberMark, Inc.
Consolidated Balance Sheets
December 31, 2004 and 2003

(In thousands, except share and per share amounts)

	2004	2003
ASSETS		
Current assets:		
Cash	$ 1,194	$ 6,111
Accounts receivable, net of allowances of $1,343 in 2004 and $2,952 in 2003	61,116	53,752
Inventories	73,650	63,443
Prepaid expenses	4,339	1,671
Total current assets	140,299	124,977
Property, plant and equipment, net	248,853	248,194
Goodwill	9,167	8,602
Other intangible assets, net	2,629	12,745
Other long-term assets	4,858	5,189
Total assets	$ 405,806	$ 399,707
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Revolving credit line	$ 2,628	$ 5,906
Current portion of long-term debt	-	3,955
Accounts payable	24,063	23,168
Accrued liabilities	21,269	22,013
Accrued income taxes payable	15,458	9,930
Deferred income taxes	279	656
Total current liabilities not subject to compromise	63,697	65,628
Long-term liabilities:		
Long-term debt	-	338,749
Deferred income taxes	28,497	15,528
Other long-term liabilities	48,788	48,654
Total long-term liabilities not subject to compromise	77,285	402,931
Liabilities subject to compromise	366,700	-
Total liabilities	507,682	468,559
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock, par value $.001 per share;		
2,000,000 shares authorized, and none issued	-	-
Series A Junior participatory preferred stock, par value $.001;		
7,066 shares authorized, and none issued	-	-
Common stock, par value $.001 per share; 20,000,000 shares authorized		
7,070,026 shares issued and 7,066,226 shares outstanding in 2004 and 2003	7	7
Additional paid-in capital	65,496	65,496
Accumulated deficit	(174,708)	(149,111)
Accumulated other comprehensive income	7,364	14,791
Less treasury stock, 3,800 shares at cost in 2004 and 2003	(35)	(35)
Total stockholders' deficit	(101,876)	(68,852)
Total liabilities and stockholders' deficit	$ 405,806	$ 399,707

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FiberMark, Inc.

Supplemental Financial Information

Reconciliation of Net Loss to EBITDAR

EBITDAR, a non-GAAP measure, is defined as earnings before, interest, taxes depreciation, amortization, asset impairment and reorganization expenses. This financial metric reflects liquidity and operating profitability commonly used by the investment community and internally for evaluation purposes. Such measures should be considered in addition to, but not in lieu of, financial measures reported under GAAP.

	Three Months Ended December 31,		Variance	
	2004	2003	$	%
Net loss	$ (4,680)	$ (2,324)	$ (2,356)	-101%
Adjustments to reconcile to EBITDAR:				
Income tax benefit	(829)	(2,111)	(1,282)	
Net interest	612	8,950	8,338	
Chapter 11 reorganization expense	4,631	-	(4,631)	
Asset impairment charges	-	1,386	1,386	
Depreciation and amortization	7,690	4,757	(2,933)	
	12,104	12,982	(3,234)	
EBITDAR[1]	7,424	10,658	(3,597)	-30%
[1]Includes foreign exchange gain/(loss)	(196)	3,793	(3,597)	

	Year Ended December 31,		Variance	
	2004	2003	$	%
Net loss	$ (25,597)	$ (119,180)	$ 93,583	79%
Adjustments to reconcile to EBITDAR:				
Income tax expense	8,983	8,185	(798)	
Net interest	10,771	35,146	24,375	
Chapter 11 reorganization expense	25,050	-	(25,050)	
Asset impairment charges (goodwill)	-	93,647	93,647	
Depreciation and amortization	20,924	17,003	(3,921)	
	65,728	153,981	(88,253)	
EBITDAR[1]	40,131	34,801	5,330	15%
[1]Includes foreign exchange gain	286	3,109	(2,823)	

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